Exhibit 99.1

Lufax Announces Results of Extraordinary General Meeting

SHANGHAI, Dec 29, 2025 /PRNewswire/ — Lufax Holding Ltd (NYSE: LU and HKEX: 6623), a leading financial services enabler for small business owners in China, today announced the results of its extraordinary general meeting of shareholders held in Shanghai on Dec 29, 2025.

At the meeting, the following ordinary resolutions submitted for shareholder approval were duly adopted:

1.

The 2026 Services and Products Purchasing Framework Agreement, the transactions contemplated thereunder, and the proposed annual caps for the year ending 31 December 2026, details of which are more particularly described in the Circular, be and are hereby approved, ratified and confirmed; and any one executive Director be and is hereby authorized for and on behalf of the Company to execute, and where required, to affix the common seal of the Company to, any documents, instruments or agreements, and to do any acts and things deemed by him or her to be necessary, expedient or appropriate in order to give effect to and implement the transactions contemplated under the 2026 Services and Products Purchasing Framework Agreement (including the proposed annual cap thereunder for the year ending December 31, 2026);

2.

The 2026 Financial Services Framework Agreement, the transactions contemplated thereunder, and the proposed annual caps for the year ending 31 December 2026, details of which are more particularly described in the Circular, be and are hereby approved, ratified and confirmed; and any one executive Director be and is hereby authorized for and on behalf of the Company to execute, and where required, to affix the common seal of the Company to, any documents, instruments or agreements, and to do any acts and things deemed by him or her to be necessary, expedient or appropriate in order to give effect to and implement the transactions contemplated under the 2026 Financial Services Framework Agreement (including the proposed annual cap thereunder for the year ending December 31, 2026);

3.

The 2026 Ping An Consumer Finance Collaboration Agreement, the transactions contemplated thereunder, and the proposed annual caps for the year ending 31 December 2026, details of which are more particularly described in the Circular, be and are hereby approved, ratified and confirmed; and any one executive Director be and is hereby authorized for and on behalf of the Company to execute, and where required, to affix the common seal of the Company to, any documents, instruments or agreements, and to do any acts and things deemed by him or her to be necessary, expedient or appropriate in order to give effect to and implement the transactions contemplated under the 2026 Ping An Consumer Finance Collaboration Agreement (including the proposed annual cap thereunder for the year ending December 31, 2026); and

4.

The 2026 Account Management Agreement, the transactions contemplated thereunder, and the proposed annual caps for the year ending 31 December 2026, details of which are more particularly described in the Circular, be and are hereby approved, ratified and confirmed; and any one executive Director be and is hereby authorized for and on behalf of the Company to execute, and where required, to affix the common seal of the Company to, any documents, instruments or agreements, and to do any acts and things deemed by him or her to be necessary, expedient or appropriate in order to give effect to and implement the transactions contemplated under the 2026 Account Management Agreement (including the proposed annual cap thereunder for the year ending December 31, 2026).

About Lufax

Lufax is a leading financial services enabler for small business owners in China. Lufax offers financing products designed to address the needs of small business owners and others. In doing so, Lufax has established relationships with 85 financial institutions in China as funding partners, many of which have worked with Lufax for over three years.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR, LLC

Robin Yang

Tel: +1 (646) 308-0546

Email: lufax.ir@icrinc.com

Confidential. Not for Outside Distribution.